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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

575-510 BURRARD STREET, VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: DREW MARTEL OR JASON WEBER

NEWS RELEASE

Drilling Continues to Expand Kiska’s Whistler Deposit

KSK10-24

Vancouver, BC – September 27, 2010:  Kiska Metals Corporation (“Kiska” or the “Company”) reports that the first drillhole completed at the Whistler Deposit, on the wholly-owned Whistler Property, has extended mineralization 80 metres to the south and a further 125 metres to depth from previous drilling. Hole WH10-019 intersected 203 metres averaging 0.44 g/t gold, 0.22% copper and 1.15 g/t silver (0.86 g/t gold equivalent) from 296 metres depth. A second intersection at depth returned a further 244 metres of 0.45 g/t gold, 0.17% copper and 1.32 g/t silver (0.79 g/t gold equivalent) from 604 metres.

“We are extremely pleased to be building upon the resource with Kiska’s first hole into the Whistler Deposit,” stated Jason Weber, President and CEO of Kiska. “This hole shows that the strike and depth extent of the deposit has not yet been determined and significant potential for expansion exists.”

Hole WH10-019 was drilled to the east at a -51 degree inclination and is located on the southwest side of the Whistler Resource, 80 metres south of previous drilling. It was designed to target the strike-extent of open-ended mineralization on the south edge of the deposit, and open-ended mineralization at depth. A plan map and cross-section are available at Kiska’s website at (http://www.kiskametals.com/s/Whistler.asp?ReportID=370037).

         WH10-019 (Azimuth: 086, Dip: -51, Hole Length: 893 metres)

From (m)	To (m)	Interval (m)	Gold (g/t)	Copper (%)	Silver (g/t)	Gold Eq. (g/t)*
296	499	203	0.44	0.22	1.15	0.86
Includes 424	499	75	0.62	0.21	0.74	1.02
604	848	244	0.45	0.17	1.32	0.79
Includes 650	764	114	0.72	0.19	1.40	1.10

         * Gold equivalent grade calculated using US$550 per ounce gold, US$8 per ounce silver and US$1.50 per pound of copper

Of the two gold-copper intersections in the hole, the upper zone is located west of the Divide Fault, a north-south structure which transects the deposit, while the deeper mineralization is located east of the fault.  Mineralization in both intervals is hosted by diorite porphyry and occurs in association with quartz-magnetite-chalcopyrite veining and disseminated chalcopyrite in altered wallrock.  Hole WH10-019 is one of five drill holes completed during a recent drilling campaign that was focused on testing the depth and strike extent of mineralization at the Whistler Deposit, particularly on the west side of the Divide Fault where there are significant gaps in previous drilling. These holes plus 8 holes drilled in 2008 will be incorporated into a new resource estimate expected to be released in November.

Mineral Resource Statement for the Whistler Gold Deposit, Alaska. Prepared by SRK Consulting (Canada) Inc December 2007

	Tonnes and Grades					Total Contained Metal
Resource Category	Tonnage (Mt)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold Eq3 g/t	Gold (Moz)	Silver (Moz)	Copper (Mlb)	Gold Eq3 (Moz)
Indicated (open-pit1)	30	0.87	2.46	0.24	1.35	0.84	2.37	159	1.31
Total Indicated	30	0.87	2.46	0.24	1.35	0.84	2.37	159	1.31
Inferred (open-pit1)	123	0.59	2.07	0.19	0.98	2.33	8.19	515	3.86
Inferred (underground2)	11	1.16	3.55	0.24	1.66	0.41	1.26	58	0.59
Total Inferred[4]	134	0.64	2.18	0.20	1.05	2.74	9.44	573	4.44

1. Reported within a conceptual pit shell and based at a cut-off grade of 0.3 g/t gold equivalent adjusted for metallurgical recovery.

2. Reported based on an underground bulk mining method using a cut-off grade of 1.1 g/t gold equivalent adjusted for metallurgical recovery;

3. Gold equivalent grade estimated based on 75 percent recovery for gold and silver; 85 percent recovery for copper; US$550 per ounce gold, US$8 per ounce silver and US$1.50 per pound of copper;

4. Totals may vary due to rounding.

Qualified Person Statement

The content of this release has been reviewed and approved by Mark Baknes, M.Sc., P. Geo., Vice President Exploration of Kiska Metals Corporation. Mr. Baknes is a Qualified Person as defined under the terms of National Instrument 43-101.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company focused on advancing the Whistler Project, Alaska, which includes a multi-million ounce gold-copper resource and excellent exploration potential.  Kiska has renowned technical expertise and a quality exploration portfolio with numerous early stage exploration opportunities around the world, some held in partnership with a selection of the world’s largest and most successful gold and base metal producers.

On behalf of Kiska Metals Corporation

“Jason Weber”

Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at  and http://www.sec.gov/edgar.